

Jardine Matheson Limited
48th Floor, Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th March 2003



03007767

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 12th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED

APR 10 2003

THOMSON
FINANCIAL

Encl

JARDINE MATHESON HOLDINGS LIMITED

Securities and Exchange Commission File No.82-2963

Close

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › | **Other Announcements from this Company** ▾ | **Send to a Friend**

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	10:25 12 Mar 2003
Number	6193I

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	12th March 2003
Total number of shares repurchased:	32,800 shares
Highest price paid per share:	US$5.75
Lowest price paid per share:	US$5.65

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

12th March 2003

www.jardines.com

END

<u>Company website</u>

Close

‹ Back / Next ›